U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                          Commission File Number 0-6456
                                                --------

(Check One):
[X] Form 10-K and Form 10-KSB [ ] Form 11-K
[ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended:     December 31, 1996
                          -------------------------

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition  Report on Form 11-K
[ ] Transition  Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

     For the Transition Period Ended:

     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
     Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

--------------------------------------------------------------------------------
                                     PART I
                             REGISTRANT INFORMATION
--------------------------------------------------------------------------------

Full Name of Registrant               Infrastructure International, Inc.
                                    --------------------------------------------

Former Name if Applicable           --------------------------------------------

Address of Principal Executive
 Offices (Street and Number)          One World Trade Center, Suite 7865
                                    --------------------------------------------

City, State and Zip Code              New York, New York 10048
                                    ----------------------------------
--------------------------------------------------------------------------------
                                     PART II
                             RULE 12b-25(b) AND (c)
--------------------------------------------------------------------------------

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)

/X/  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/  (b)  The subject annual report,  semi-annual report, transition report on Form 10-K,  10-KSB,  20-F,  11-K or Form  N-SAR,  or
          portion  thereof will be filed on or before the 15th  calendar
          day  following  the   prescribed  due  date;  or  the  subject
          quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/X/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------
                                    PART III
                                    NARRATIVE
--------------------------------------------------------------------------------

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K. 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant's auditors have not completed the audit of the registrant's financial statements for the year ended December 31, 1996. Accordingly, the registrant is unable to file its Form 10-KSB for the year ended December 31, 1996 by the prescribed due date.

     See attached letter from auditors.

--------------------------------------------------------------------------------
                                     PART IV
                                OTHER INFORMATION
--------------------------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification

       Hank Vanderkam                713                         547-8900
     ---------------------     ---------------           -----------------------
          (Name)                 (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No
     --------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        See attached.
--------------------------------------------------------------------------------

                       INFRASTRUCTURE INTERNATIONAL, INC.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       March 31, 1997                            By  /s/ Yiu Yat Hung
    ---------------------------                        ------------------------
                                                         Yiu Yat Hung, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                            ATTACHMENT TO FORM 12b-25
                (Form 10-KSB for period ended December 31, 1996)

                       INFRASTRUCTURE INTERNATIONAL, INC.


Part IV
Other Information

(3) The results of operations for the year ended December 31, 1996 are expected to vary substantially from the results reported by the Registrant for the same period in 1995 as a result of the acquisition of an operating business during 1996. Because of such acquisition, the Registrant expects to report net income for the period of approximately $1.4 million.

                              ARTHUR ANDERSEN & CO.


March 25, 1997

Mr. Yat-hung Yiu
Chairman
Infrastructure International, Inc.
Suite 5301, Central Plaza
18 Harbour Road
Wanchai
Hong Kong

Dear Mr. Yiu:

I refer to our  earlier  conversation.  I would  like to  inform  you that it is unlikely for us to complete our audit of the financial statements of Infrastructure International, Inc. (the "Company") as of December 31, 1996 before March 31, 1997. As you are aware, we are still awaiting some information from the Company. We will finalize our audit and issue our auditors' report without delay once we have those information. If you need further clarification, please let us know.


Very truly yours,

/S/ ARTHUR ANDERSEN & CO.